Dreyfus
New York Tax Exempt Intermediate Bond Fund

ANNUAL REPORT May 31, 2004



YOU, YOUR ADVISOR AND

Dreyfus
A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION



LETTER FROM THE CHAIRMAN

Dear Shareholder:

This annual report for Dreyfus New York Tax Exempt Intermediate Bond Fund covers the 12-month period from June 1, 2003, through May 31, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Monica Wieboldt.

Positive economic data continued to accumulate during the reporting period, as consumers, flush with extra cash from their 2003 federal tax refunds and mortgage refinancings, continued to spend. Corporations have become more willing to hire new workers and invest in new projects and equipment. In addition, many states and municipalities have reported an increase in tax revenues, helping to relieve some of the fiscal pressures that arose during the economic downturn. As the economy has gained strength, fixed-income investors apparently have grown more concerned that long-dormant inflationary pressures could resurface, and municipal bond prices recently have become more volatile.

Despite fixed-income investors' current concerns, we believe that history confirms that bonds represent an important component of most investors' long-term investment portfolios. As always, we encourage you to speak regularly with your financial advisor, who may be in the best position to suggest ways to position your portfolio for the opportunities and challenges of today's financial markets.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
June 15, 2004



DISCUSSION OF FUND PERFORMANCE

Monica Wieboldt, Senior Portfolio Manager

How did Dreyfus New York Tax Exempt Intermediate Bond Fund perform relative to its benchmark?

For the 12-month period ended May 31, 2004, the fund achieved a total return of −1.41%.[1] The Lehman Brothers 7-Year Municipal Bond Index (the "Index"), the fund's benchmark, achieved a total return of −0.32% for the same period.[2] In addition, Lipper New York Intermediate Municipal Debt Funds category produced an average total return of −1.17% for the same period.[3]

The municipal bond market experienced heightened volatility during the reporting period as concerns intensified regarding the potential impact of a recovering economy on interest rates. The fund produced a lower return than its benchmark and Lipper category average, partially due to an underweighting in the longer end of the intermediate yield curve. In addition, the fund's benchmark contains bonds from many states, not just New York, and does not reflect fees and other expenses.

What is the fund's investment approach?

The fund seeks as high a level of current income exempt from federal, New York state and New York city income taxes as is consistent with the preservation of capital. To pursue this goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal, New York state and New York city personal income taxes. When we believe that acceptable New York municipal obligations are unavailable for investment, the fund may invest temporarily in municipal obligations that pay income subject to New York state and New York city income taxes, but not federal income tax. The dollar-weighted average maturity of the fund's portfolio ranges between three and 10 years. Although the fund currently intends to invest only in investment-grade municipal bonds, or the unrated equivalent as determined by Dreyfus, it has the ability to invest up to 20% of

its net assets in bonds rated below investment grade ("high yield" or "junk" bonds) or the unrated equivalent as determined by Dreyfus.

The portfolio manager may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, the portfolio manager may assess the current interest-rate environment and the municipal bond's potential volatility in different rate environments. The portfolio manager focuses on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation to either discount bonds or to premium bonds will change along with our changing views of the current interest-rate and market environment. The portfolio manager also may look to select bonds that are most likely to obtain attractive prices when sold.

What other factors influenced the fund's performance?

Soon after the reporting period began, stronger than expected economic growth sparked a sharp decline in the prices of intermediate-term tax-exempt bonds. Although the market subsequently rebounded, renewed weakness stemming from rising inflationary pressures toward the end of the reporting period offset any gains achieved in the interim, and municipal bond prices ended the reporting period lower than where they began.

At the same time, the improving economy helped relieve some of the fiscal pressures that have plagued New York over the past several years. In New York City, better business conditions on Wall Street led to higher tax revenues, projections for a modest budget surplus and an upgraded outlook from negative to stable by two of the major rating agencies. However, New York state continued to face a multi-billion dollar budget shortfall for its next fiscal year.

The fund saw good results from its New York City holdings as the city's credit profile improved, and we attempted to increase our holdings when practical. However, the fund remained what we considered to be under-weighted in this sector. In addition, the fund benefited from our efforts to diversify the fund's assets more broadly among bonds of various maturities. This shift helped boost the fund's performance when longer-term bonds provided higher total returns than intermediate-term bonds. The fund also received positive contributions from its holdings of bonds securitizing New York's settlement of litigation with the nation's major tobacco companies, which are backed by state appropriations.

What is the fund's current strategy?

In addition to attempting to diversify more broadly among bonds of various maturities, we have also strived to increase diversification among issuers. However, the relatively light supply of newly-issued New York securities has made this process a slow one. When purchasing new securities, we have looked primarily for high-coupon, premium-priced bonds rated A or better by one or more of the major rating agencies. Historically, such bonds have held more of their value in declining and volatile markets.

June 15, 2004

---

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-New York residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable. Return figure provided reflects the absorption of fund expenses by The Dreyfus Corporation pursuant to an undertaking in effect that may be extended, terminated or modified at any time. Had these expenses not been absorbed, the fund's return would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers 7-Year Municipal Bond Index is an unmanaged total return performance benchmark for the investment-grade, geographically unrestricted 7-year tax-exempt bond market, consisting of municipal bonds with maturities of 6-8 years. Index returns do not reflect the fees and expenses associated with operating a mutual fund.*

[3] *Source: Lipper Inc.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus New York Tax Exempt Intermediate Bond Fund and the Lehman Brothers 7-Year Municipal Bond Index

Average Annual Total Returns *as of 5/31/04*

	1 Year	5 Years	10 Years
Fund	**(1.41)%**	**4.47%**	**5.19%**

† *Source: Lipper Inc.*

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

The above graph compares a $10,000 investment made in Dreyfus New York Tax Exempt Intermediate Bond Fund on 5/31/94 to a $10,000 investment made in the Lehman Brothers 7-Year Municipal Bond Index (the "Index") on that date. All dividends and capital gain distributions are reinvested.

The fund invests primarily in New York municipal securities and maintains a portfolio with a weighted average maturity ranging between 3 and 10 years. The fund's performance shown in the line graph above takes into account fees and expenses. The Index is not limited to investments principally in New York municipal obligations and does not take into account charges, fees and other expenses. The Index, unlike the fund, is an unmanaged total return performance benchmark for the investment-grade, geographically unrestricted 7-year tax-exempt bond market, consisting of municipal bonds with maturities of 6-8 years. These factors can contribute to the Index potentially outperforming or underperforming the fund. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

STATEMENT OF INVESTMENTS

May 31, 2004

Long-Term Municipal Investments—96.5%	Principal Amount ($)	Value ($)
New York–89.3%		
Battery Park City Authority, Senior Revenue:		
5.25%, 11/1/2015	4,350,000	4,711,137
5.25%, 11/1/2016	5,000,000	5,374,750
Buffalo:		
5%, 12/1/2012 (Insured; FGIC)	1,800,000	1,940,436
5.125%, 12/1/2014 (Insured; FGIC)	2,820,000	3,023,801
Cattaraugus County Industrial Development Agency, Civic Facility Revenue (Saint Bonaventure University Project):		
5%, Series A, 9/15/2009	745,000	782,041
5%, Series B, 9/15/2009	1,055,000	1,107,455
5%, Series A, 9/15/2010	740,000	769,644
5%, Series B, 9/15/2010	1,110,000	1,154,467
5%, Series A, 9/15/2011	825,000	849,181
5%, Series B, 9/15/2011	1,160,000	1,194,000
5%, 9/15/2012	1,225,000	1,247,087
Grand Central District Management Association, Inc. (Capital Improvement-Business Improvement) 4%, 1/1/2008	1,100,000	1,138,500
Hempstead Town Industrial Development Agency:		
Civic Facility Revenue (Hofstra University Civic Facility) 5.25%, 7/1/2018	1,730,000	1,787,384
RRR (American Ref Fuel Project) 5%, 12/1/2010	5,000,000	5,262,800
Huntington Housing Authority, Senior Housing Facility Revenue (Gurwin Jewish Senior Residences) 5.50%, 5/1/2009	1,790,000	1,801,724
Long Island Power Authority, Electric System General Revenue:		
5%, 6/1/2006	1,135,000	1,191,489
5.50%, 12/1/2011 (Insured; AMBAC)	5,000,000	5,572,450
5.25%, 12/1/2014	2,640,000	2,821,685
Metropolitan Transportation Authority:		
Dedicated Tax Fund 5%, 11/15/2009 (Insured; FSA)	1,400,000	1,516,634
Transit Revenue:		
5.125%, 7/1/2014 (Insured; FSA) (Prerefunded 1/1/2012)	1,830,000 [a]	2,009,413
5.125%, 7/1/2014 (Insured; FSA) (Prerefunded 7/1/2012)	3,820,000 [a]	4,205,935

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
New York (continued)		
Nassau County, General Improvement:		
5.10%, 11/1/2011 (Insured; AMBAC)	3,725,000	4,005,455
5.75%, 3/1/2013 (Insured; FSA)	4,955,000	5,502,924
Nassau County Health Care Corp.,		
Health System Revenue		
6%, 8/1/2012 (Insured; FSA)	4,000,000	4,492,200
Nassau County Interim Finance Authority		
(Sales Tax Secured):		
4%, 11/15/2008 (Insured; MBIA)	2,000,000	2,083,220
5%, 11/15/2017 (Insured; AMBAC)	1,500,000	1,568,445
New York City:		
5%, 8/1/2007	5,000,000	5,312,350
5.25%, 8/1/2008	3,645,000	3,919,177
6.25%, 8/1/2009 (Prefunded 8/1/2004)	340,000 [a]	348,044
5.25%, 6/1/2011	3,660,000	3,933,512
5%, 8/1/2013	6,000,000	6,332,040
5.25%, 10/15/2019	5,000,000	5,139,550
New York City Health and Hospital Corp.,		
Health System Revenue 5.25%, 2/15/2017	1,550,000	1,570,847
New York City Industrial Development Agency,		
Civic Facility Revenue		
(College of Aeronautics Project):		
5.10%, 5/1/2008	500,000	527,305
5.25%, 5/1/2010	555,000	585,608
5.30%, 5/1/2011	585,000	610,471
New York City Municipal Water Finance		
Authority, Water and Sewer System Revenue		
5.375%, 6/15/2016	1,500,000	1,607,100
New York City Transit Authority,		
Metropolitan Transportation Authority,		
Triborough Bridge and Tunnel Authority, COP		
5.625%, 1/1/2013 (Insured; AMBAC)	2,675,000	2,968,233
New York City Transitional Finance Authority, Revenue:		
5.25%, 11/1/2011 (Insured; MBIA)	2,260,000	2,493,413
9.35%, 5/1/2012	2,000,000 [b]	2,388,100
(Future Tax Secured):		
5.25%, 8/1/2011	2,000,000	2,203,880
5.25%, 11/15/2013	3,000,000	3,225,870
5.75%, 2/15/2014		
(Prefunded 2/15/2010)	2,115,000 [a]	2,399,066
5.75%, 2/15/2014	2,885,000	3,214,900
5%, 11/15/2015 (Insured; FGIC)	4,000,000	4,163,560

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
New York (continued)		
New York State 5%, 4/15/2009	4,000,000	4,317,160
New York State Dormitory Authority, Revenue:		
(Carmel Richmond Nursing Home)		
5%, 7/1/2015 (LOC; Allied Irish Bank PLC)	2,000,000	2,050,900
(City University):		
5.75%, 7/1/2009 (Insured; FGIC)	8,085,000	9,016,149
5.75%, 7/1/2013 (Insured; AMBAC)	3,000,000	3,412,680
5.75%, 7/1/2016 (Insured; FGIC)	2,000,000	2,192,020
(Columbia University)		
5.375%, 7/1/2013	1,000,000	1,104,030
(Department of Health):		
5.50%, 7/1/2005 (Prerefunded 7/1/2004)	1,000,000 a	1,023,850
6%, 7/1/2005	2,500,000	2,614,200
6%, 7/1/2006	2,350,000	2,524,770
(FFT Senior Communities Inc.)		
5.70%, 5/13/2005 (LOC; KBC Bank, N.V.)	2,100,000	2,169,342
(FIT Student Housing Corp.)		
5.25%, 7/1/2016 (Insured; FGIC)	3,755,000 c	4,062,009
Lease (Court Facilities–Westchester County)		
5%, 8/1/2010	5,570,000	5,987,750
(Manhattan College):		
5.50%, 7/1/2012	1,450,000	1,602,554
5.50%, 7/1/2013	2,605,000	2,857,841
(Mental Health Facilities Improvement):		
3%, 2/15/2009	1,215,000	1,188,464
5.25%, 2/15/2018	2,750,000	2,883,072
(Mental Health Services Facilities):		
6%, 8/15/2006	10,000	10,832
6%, 8/15/2006	3,310,000	3,567,981
(Municipal Health Facilities Improvement Program)		
5.50%, 1/15/2013	1,350,000	1,464,291
(New York Methodist Hospital):		
5.25%, 7/1/2018	750,000	764,977
5.25%, 7/1/2019	1,395,000	1,412,926
(New York University):		
5%, 7/1/2008 (Insured; MBIA)	2,000,000	2,163,700
5%, 7/1/2009 (Insured; MBIA)	3,070,000	3,331,410
(North Shore Long Island Jewish Group)		
5%, 5/1/2018	2,630,000	2,620,769
(NYSARC Inc.)		
5%, 7/1/2012 (Insured; FSA)	1,100,000	1,195,161
(Park Ridge Housing Inc.)		
6.125%, 8/1/2015	2,875,000	3,129,035

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
New York (continued)		
New York State Dormitory Authority, Revenue (continued):		
(Rivington House):		
4.50%, 11/1/2005	1,030,000	1,067,132
4.50%, 11/1/2006	1,490,000	1,562,578
5.25%, 11/1/2012	1,000,000	1,081,790
(Saint Barnabas)		
5.25%, 8/1/2015 (Insured; AMBAC)	2,135,000	2,275,697
(Schools Program):		
5.25%, 7/1/2010 (Insured; MBIA)	1,670,000	1,823,657
5.25%, 7/1/2011	1,435,000	1,538,507
Secured Hospital:		
(Brookdale Hospital)		
5%, 2/15/2010 (Insured; AMBAC)	2,195,000	2,324,703
(Interfaith Medical Center)		
5.375%, 2/15/2012 (Insured; MBIA)	3,340,000	3,599,351
(South Nassau Communities Hospital):		
5%, 7/1/2008	1,490,000	1,583,229
5.25%, 7/1/2010	1,465,000	1,568,810
State Personal Income Tax		
(Education) 5.375%, 3/15/2017	5,000,000	5,350,200
(State Service Contract–Albany County):		
5.10%, 4/1/2010	2,310,000	2,459,318
5.25%, 4/1/2011	1,210,000	1,287,041
(State University Educational Facility):		
5.25%, 5/15/2009	1,720,000	1,869,107
5.25%, 5/15/2013 (Insured; FGIC)	2,500,000	2,758,375
5.75%, 5/15/2015 (Insured; FSA)		
(Prerefunded 5/15/2010)	2,000,000 [a]	2,275,080
(Upstate Community Colleges)		
5.125%, 7/1/2019	3,440,000	3,538,143
New York State Environmental Facilities Corp., Revenue (Personal Income Tax) 5.375%, 1/1/2015 (Insured; FGIC)	2,000,000	2,177,720
New York State Housing Finance Agency, Revenue (Service Contract Obligation) 5.25%, 3/15/2011	3,465,000	3,652,664
New York State Local Government Assistance Corp. 5.25%, 4/1/2016 (Insured; MBIA)	1,480,000	1,601,449
New York State Power Authority, Revenue 5%, 11/15/2008	1,300,000	1,408,030

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
New York (continued)		
New York State Thruway Authority:		
(Highway and Bridge Trust Fund):		
5.125%, 4/1/2015 (Insured; MBIA)	635,000	660,095
5.75%, 4/1/2016 (Insured; FGIC)	2,000,000	2,200,860
5.25%, 4/1/2018 (Insured; FSA)	3,500,000	3,689,350
Service Contract Revenue		
(Local Highway and Bridge):		
5.625%, 4/1/2007	3,315,000	3,551,989
5%, 3/15/2008	3,000,000	3,207,450
New York State Urban Development Corp.:		
Correctional and Youth Facilities,		
Service Contract Revenue:		
5%, 1/1/2008	2,000,000	2,137,640
(Empire State Development Corp.)		
5%, 1/1/2009	3,000,000	3,189,270
(Onondaga County Convention Project):		
6.25%, 1/1/2007	1,725,000	1,854,341
6.25%, 1/1/2008	1,830,000	1,956,160
6.25%, 1/1/2009	1,950,000	2,075,268
6.25%, 1/1/2010	2,065,000	2,190,015
State Personal Income Tax Revenue (State		
Facilities and Equipment) 5.25%, 3/15/2011	5,000,000	5,472,750
Subordinated Lien–Corporate Purpose		
5.125%, 7/1/2018	4,550,000	4,657,835
Niagara County Industrial Development Agency,		
SWDR (American Ref Fuel Co.)		
5.625%, 11/15/2014	1,350,000	1,403,366
Niagara Falls, City School District, COP, High School		
Facility 5.625%, 6/15/2013 (Insured; MBIA)	2,045,000	2,314,879
Orange County Industrial Development Agency,		
Life Care Community Revenue		
(The Glen Arden Inc. Project):		
5.20%, 1/1/2005	225,000	226,726
5.30%, 1/1/2006	250,000	254,158
5.35%, 1/1/2007	225,000	229,399
Port Authority of New York and New Jersey, Special		
Obligation Revenue (Special Project–JFK International		
Air Terminal) 6.25%, 12/1/2009 (Insured; MBIA)	1,200,000	1,331,352

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
New York (continued)		
Rensselaer Industrial Development Agency, IDR (Albany International Corp.) 7.55%, 6/1/2007 (LOC; Fleet Trust Co.)	2,000,000	2,248,300
Suffolk County Industrial Development Agency, IDR (Nissequogue Cogen Partners Facility) 4.875%, 1/1/2008	1,605,000	1,645,173
Suffolk County Judicial Facilities Agency, Service Agreement Revenue (John P Cohalan Complex) 5%, 4/15/2016 (Insured; AMBAC)	2,720,000	2,828,120
Tobacco Settlement Financing Corp., Asset Backed, Revenue:		
5.50%, 6/1/2018	4,775,000	5,065,081
5.50%, 6/1/2021	3,000,000	3,142,050
Triborough Bridge and Tunnel Authority, Special Obligation 5.125%, 1/1/2015 (Insured; MBIA) (Prerefunded 1/1/2014)	3,000,000 [a]	3,272,790
Westchester County Industrial Development Agency, RRR: Equity (Westchester Resco Co. Project)		
5.50%, 7/1/2009	2,650,000	2,750,912
(Westchester Resco Co. Project) 5.125%, 7/1/2006 (Insured; AMBAC)	1,000,000	1,055,980
Yonkers, GO 5.25%, 12/1/2015 (Insured; AMBAC)	2,110,000	2,252,763
U.S. Related−7.2%		
Children's Trust Fund of Puerto Rico, Tobacco Settlement Revenue Asset Backed Bonds:		
5.75%, 7/1/2012 (Prerefunded 7/1/2010)	2,000,000 [a]	2,260,680
5.75%, 7/1/2013 (Prerefunded 7/1/2010)	3,000,000 [a]	3,391,020
Commonwealth of Puerto Rico:		
5.375%, 7/1/2005	175,000	182,264
5%, 7/1/2008	3,790,000	4,025,662
Puerto Rico Housing Finance Authority (Capital Fund Program) 5%, 12/1/2013	5,195,000	5,594,859
Puerto Rico Public Buildings Authority (Government Facilities) 4.50%, 7/1/2007	3,000,000 [c]	3,109,380

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
U.S. Related (continued)		
Virgin Islands Water and Power Authority,		
Electric System:		
5.125%, 7/1/2004	1,455,000	1,458,899
5.125%, 7/1/2011	4,230,000	4,470,053
Total Long-Term Municipal Investments		
(cost $317,398,373)		**326,884,626**

Short-Term Municipal Investments—3.5%		
New York City, VRDN		
1.06% (Insured; MBIA)	4,800,000 d	4,800,000
New York City Transitional Finance Authority,		
Revenue, VRDN (New York City Recovery) 1.10%	4,100,000 d	4,100,000
Port Authority of New York and New Jersey,		
Special Obligation Revenue, Versatile		
Structure Obligation, VRDN 1.10%	3,100,000 d	3,100,000
Total Short-Term Municipal Investments		
(cost $12,000,000)		**12,000,000**

Total Investments (cost $329,398,373)	**100.0%**	**338,884,626**
Liabilities, Less Cash and Receivables	**.0%**	**(119,560)**
Net Assets	**100.0%**	**338,765,066**

Summary of Abbreviations

AMBAC	American Municipal Bond Assurance Corporation	**IDR**	Industrial Development Revenue
		LOC	Letter of Credit
COP	Certificate of Participation	**MBIA**	Municipal Bond Investors Assurance
FGIC	Financial Guaranty Insurance Company		Insurance Corporation
		RRR	Resources Recovery Revenue
FSA	Financial Security Assurance	**SWDR**	Solid Waste Disposal Revenue
GO	General Obligation	**VRDN**	Variable Rate Demand Notes

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)
AAA		Aaa		AAA	39.4
AA		Aa		AA	36.0
A		A		A	15.9
BBB		Baa		BBB	5.2
F1		MIG1/P1		SP1/A1	2.3
Not Rated [e]		Not Rated [e]		Not Rated [e]	1.2
					100.0

[a] *Bonds which are prefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

[b] *Inverse floater security—the interest rate is subject to change periodically.*

[c] *Purchased on a delayed delivery basis.*

[d] *Securities payable on demand. Variable interest rate—subject to periodic change.*

[e] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

May 31, 2004

	Cost	Value
Assets ($):		
Investments in securities—See Statement of Investments	329,398,373	338,884,626
Cash		1,291,001
Receivable for investment securities sold		12,532,743
Interest receivable		4,812,881
Receivable for shares of Beneficial Interest subscribed		622
Prepaid expenses		14,811
		357,536,684
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 3(a)		218,120
Payable for investment securities purchased		16,476,711
Payable for shares of Beneficial Interest redeemed		2,016,936
Accrued expenses		59,851
		18,771,618
Net Assets ($)		**338,765,066**
Composition of Net Assets ($):		
Paid-in capital		328,614,071
Accumulated undistributed investment income—net		155,387
Accumulated net realized gain (loss) on investments		509,355
Accumulated net unrealized appreciation (depreciation) on investments		9,486,253
Net Assets ($)		**338,765,066**
Shares Outstanding		
(unlimited number of $.001 par value shares of Beneficial Interest authorized)		18,671,837
Net Asset Value, offering and redemption price per share—Note 3(d) ($)		**18.14**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended May 31, 2004

Investment Income ($):	
Interest Income	**15,751,557**
Expenses:	
Management fee–Note 3(a)	2,185,111
Distribution and prospectus fees–Note 3(b)	913,346
Shareholder servicing costs–Note 3(b)	177,224
Professional fees	43,832
Custodian fees	41,589
Trustees' fees and expenses–Note 3(c)	32,603
Registration fees	13,854
Shareholders' reports	11,236
Loan commitment fees–Note 2	3,358
Miscellaneous	31,824
Total Expenses	**3,453,977**
Less–reduction in management fee due to	
undertaking–Note 3(a)	(537,969)
Net Expenses	**2,916,008**
Investment Income–Net	**12,835,549**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	617,725
Net unrealized appreciation (depreciation) on investments	(18,637,225)
Net Realized and Unrealized Gain (Loss) on Investments	**(18,019,500)**
Net (Decrease) in Net Assets Resulting from Operations	**(5,183,951)**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended May 31,	
	2004	2003
Operations ($):		
Investment income–net	12,835,549	14,823,123
Net realized gain (loss) on investments	617,725	4,657,958
Net unrealized appreciation (depreciation) on investments	(18,637,225)	12,494,249
Net Increase (Decrease) in Net Assets Resulting from Operations	**(5,183,951)**	**31,975,330**
Dividends to Shareholders from ($):		
Investment income–net	(12,660,072)	(14,754,158)
Net realized gain on investments	(2,818,314)	(3,155,065)
Total Dividends	**(15,478,386)**	**(17,909,223)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold	58,154,525	80,331,492
Dividends reinvested	12,136,925	14,158,008
Cost of shares redeemed	(100,645,840)	(92,394,019)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(30,354,390)**	**2,095,481**
Total Increase (Decrease) in Net Assets	**(51,016,727)**	**16,161,588**
Net Assets ($):		
Beginning of Period	389,781,793	373,620,205
End of Period	**338,765,066**	**389,781,793**
Undistributed investment income–net	155,387	37,548
Capital Share Transactions (Shares):		
Shares sold	3,118,003	4,281,966
Shares issued for dividends reinvested	654,058	753,594
Shares redeemed	(5,414,619)	(4,918,696)
Net Increase (Decrease) in Shares Outstanding	**(1,642,558)**	**116,864**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended May 31,				
	2004	2003	2002[a]	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	19.19	18.50	18.32	17.22	18.31
Investment Operations:					
Investment income−net	.66[b]	.73[b]	.79[b]	.80	.81
Net realized and unrealized gain (loss) on investments	(.92)	.84	.18	1.10	(.97)
Total from Investment Operations	(.26)	1.57	.97	1.90	(.16)
Distributions:					
Dividends from investment income−net	(.65)	(.72)	(.79)	(.80)	(.81)
Dividends from net realized gain on investments	(.14)	(.16)	−	(.00)[c]	(.12)
Total Distributions	(.79)	(.88)	(.79)	(.80)	(.93)
Net asset value, end of period	18.14	19.19	18.50	18.32	17.22
Total Return (%)	(1.41)	8.69	5.37	11.21	(.89)
Ratios/Supplemental Data (%):					
Ratio of expenses to average net assets	.80	.80	.80	.80	.80
Ratio of net investment income to average net assets	3.52	3.87	4.27	4.43	4.53
Decrease reflected in above expense ratios due to undertakings by The Dreyfus Corporation	.15	.15	.14	.15	.15
Portfolio Turnover Rate	44.58	30.18	21.33	15.45	36.07
Net Assets, end of period ($ x 1,000)	338,765	389,782	373,620	343,561	300,629

[a] As required, effective June 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on a scientific basis for debt securities on a daily basis. The effect of this change for the period ended May 31, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments by less than $.01 and increase the ratio of net investment income to average net assets from 4.26% to 4.27%. Per share data and ratios/supplemental data for periods prior to June 1, 2001 have not been restated to reflect this change in presentation.

[b] Based on average shares outstanding at each month end.

[c] Amount represents less than $.01 per share.

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies:

Dreyfus New York Tax Exempt Intermediate Bond Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company. The fund's investment objective is to provide investors with as high a level of current income exempt from federal, New York state and New York city income taxes as is consistent with the preservation of capital. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgement of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for amortization of discount and premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date. Under the terms of the custody agreement, the fund receives net earnings credits based on available cash balances left on deposit and includes such credits in interest income.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

At May 31, 2004, the components of accumulated earnings on a tax basis were as follows: undistributed tax exempt income $155,387, undistributed capital gains $653,754 and unrealized appreciation $9,443,451.

The tax character of distributions paid to shareholders during the fiscal periods ended May 31, 2004 and May 31, 2003, were as follows: tax exempt income $12,660,072 and $14,754,158, ordinary income $279,013 and $28,395 and long-term capital gains $2,539,301 and $3,126,670, respectively.

During the period ended May 31, 2004, as a result of permanent book to tax differences primarily due to amortization adjustments, the fund decreased accumulated undistributed investment income-net by $57,638, increased accumulated net realized gain (loss) on investments by $39,534 and increased paid-in capital by $18,104. Net assets were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended May 31, 2004, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions with Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .60 of 1% of the value of the fund's average daily net assets and is payable monthly. The Agreement provides that if in any full fiscal year the aggregate expenses of the fund, exclusive of taxes, brokerage fees,

interest on borrowings, commitment fees and extraordinary expenses, exceed $1\frac{1}{2}$% of the value of the fund's average daily net assets, the fund may deduct from payments to be made to the Manager, or the Manager will bear such excess expense. The Manager had undertaken from June 1, 2003 to May 31, 2004, to reduce the management fee paid by the fund, to the extent that if the fund's aggregate annual expenses (exclusive of certain expenses as described above) exceed an annual rate of .80 of 1% of the value of the fund's average daily net assets. The reduction in management fee, pursuant to the undertaking, amounted to $537,969 during the period ended May 31, 2004.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consists of: management fees $172,552, Rule 12b-1 distribution plan fees $71,897 and transfer agency per account fees $16,000, which are offset against an expense reimbursement currently in effect in the amount of $42,329.

(b) Under the Service Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, the fund pays the Distributor for distributing the fund's shares, servicing shareholder accounts and for advertising and marketing relating to the fund. The Plan provides for payments to be made at an annual aggregate rate of .25 of 1% of the value of the fund's average daily net assets. The Distributor determines the amounts, if any, to be paid to Service Agents (a securities dealer, financial institution or other industry professional) under the Plan and the basis on which such payments are made. The fees payable under the Plan are payable without regard to actual expenses incurred. The Plan also separately provides for the fund to bear the costs of preparing, printing and distributing certain of the fund's prospectuses and statements of additional information and costs associated with implementing and operating the Plan, not to exceed the greater of $100,000 or .005 of 1% of the value of the fund's average daily net assets for any full fiscal year. During the period ended May 31, 2004, the fund was charged $913,346 pursuant to the Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the

fund. During the period ended May 31, 2004, the fund was charged $98,930 pursuant to the transfer agency agreement.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Effective October 15, 2003, annual retainer fees and attendance fees are allocated to each fund based on net assets. Prior to October 15, 2003, each trustee who is not an "affiliated person" as defined in the Act, received from the fund an annual fee of $2,500 and an attendance fee of $500 per meeting for services to the fund. The Chairman of the Board received an additional 25% of such compensation and continues to do so under the new compensation structure.

(d) A 1% redemption fee is charged and retained by the fund on shares redeemed within thirty days following the date of issuance, including redemptions made through the use of the fund's exchange privilege. During the period ended May 31, 2004, redemption fees charged and retained by the fund amounted to $1,943.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended May 31, 2004, amounted to $158,742,028 and $193,039,605, respectively.

At May 31, 2004, the cost of investments for federal income tax purposes was $329,441,175; accordingly, accumulated net unrealized appreciation on investments was $9,443,451, consisting of $11,630,330 gross unrealized appreciation and $2,186,879 gross unrealized depreciation.

NOTE 5—Legal Matters:

Two class actions (which have been consolidated) have been filed against Mellon Financial and Mellon Bank, N.A., and Dreyfus and Founders Asset Management LLC (the "Investment Advisers"), and the directors of all or substantially all of the Dreyfus funds, alleging that the Investment Advisers improperly used assets of the Dreyfus funds, in the form of directed brokerage commissions and 12b-1 fees, to pay brokers

to promote sales of Dreyfus funds, and that the use of fund assets to make these payments was not properly disclosed to investors. The complaints further allege that the directors breached their fiduciary duties to fund shareholders under the Investment Company Act of 1940 and at common law. The complaints seek unspecified compensatory and punitive damages, rescission of the funds' contracts with the Investment Advisers, an accounting of all fees paid, and an award of attorneys' fees and litigation expenses. Dreyfus and the Dreyfus funds believe the allegations to be totally without merit and will defend the actions vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse effect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus New York Tax Exempt Intermediate Bond Fund

We have audited the accompanying statement of assets and liabilities of Dreyfus New York Tax Exempt Intermediate Bond Fund, including the statement of investments, as of May 31, 2004, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included confirmation of securities owned as of May 31, 2004 by correspondence with the custodian and others. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus New York Tax Exempt Intermediate Bond Fund at May 31, 2004, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
July 9, 2004

IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund hereby makes the following designations regarding its fiscal year ended May 31, 2004:

— all the dividends paid from investment income–net are "exempt-interest dividends" (not subject to regular federal income tax, and for individuals who are New York residents, New York state and New York city personal income taxes), and

— the fund hereby designates $.1302 per share as a long-term capital gain distribution of the $.1445 per share paid on December 5, 2003.

As required by federal tax law rules, shareholders will receive notification of their portion of the fund's taxable ordinary dividends (if any) and capital gains distributions (if any) paid for the 2004 calendar year on Form 1099-DIV which will be mailed by January 31, 2005.

BOARD MEMBERS INFORMATION (Unaudited)

Joni Evans (62)
Board Member (1987)

Principal Occupation During Past 5 Years:
• Senior Vice President of the William Morris Agency

No. of Portfolios for which Board Member Serves: 15

———————————

Arnold S. Hiatt (77)
Board Member (1987)

Principal Occupation During Past 5 Years:
• Chairman of The Stride Rite Charitable Foundation

Other Board Memberships and Affiliations:
• Isabella Stewart Gardner Museum, Trustee
• John Merck Fund, a charitable trust, Trustee
• Business for Social Responsibility, Chairman

No. of Portfolios for which Board Member Serves: 15

———————————

Burton N. Wallack (53)
Board Member (1991)

Principal Occupation During Past 5 Years:
• President and co-owner of Wallack Management Company, a real estate management company

No. of Portfolios for which Board Member Serves: 15

———————————

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 97 investment companies (comprised of 190 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 58 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a Director of the Manager, and an officer of 97 investment companies (comprised of 190 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 50 years old and has been an employee of the Manager since January 2000. Prior to joining the Manager, he served as an Executive Vice President–Capital Markets, Chief Financial Officer and Treasurer at Gruntal & Co., L.L.C.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 98 investment companies (comprised of 206 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since June 1977.

JOHN B. HAMMALIAN, Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 37 investment companies (comprised of 46 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since February 1991.

STEVEN F. NEWMAN, Assistant Secretary since March 2000.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 98 investment companies (comprised of 206 portfolios) managed by the Manager. He is 54 years old and has been an employee of the Manager since July 1980.

MICHAEL A. ROSENBERG, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 95 investment companies (comprised of 199 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since October 1991.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 98 investment companies (comprised of 206 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since April 1985.

GREGORY S. GRUBER, Assistant Treasurer since March 2000.

Senior Accounting Manager – Municipal Bond Funds of the Manager, and an officer of 30 investment companies (comprised of 59 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since August 1981.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of the Manager, and an officer of 98 investment companies (comprised of 206 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since June 1993.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 93 investment companies (comprised of 201 portfolios) managed by the Manager. He is 33 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

Dreyfus New York
Tax Exempt Intermediate
Bond Fund
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

To obtain information:

By telephone
Call 1-800-645-6561

By mail Write to:
The Dreyfus Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

By E-mail Send your request
to info@dreyfus.com

On the Internet Information
can be viewed online or
downloaded from:
http://www.dreyfus.com

0705AR0504